Exhibit 99.1

Scorpio Tankers Inc. Announces Reverse Stock Split to be Effective January 18, 2019

MONACO, January 15, 2019 (January 15, 2019) -- Scorpio Tankers Inc. (the "Company" or "Scorpio Tankers") announced today that its board of directors has determined to effect a one-for-ten reverse stock split of the Company's common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 150,000,000 shares. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019.

The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on the New York Stock Exchange ("NYSE") as of the opening of trading on January 18, 2019. The CUSIP number of Y7542C 130 will be assigned to the Company's common shares when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every ten of the Company's issued common shares will be combined into one issued common share, without any change to the par value per share. This will reduce the number of outstanding common shares from approximately 513.9 million shares to approximately 51.4 million shares.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's common shares on the NYSE on January 17, 2019.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after January 18, 2019. Such beneficial holders may contact their bank, broker, or nominee for more information.

The purpose for seeking shareholder approval to effect the reverse stock split was to increase the market price of the Company's common shares. The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will improve the marketability and liquidity of the Company's common shares and will encourage interest and trading in the Company's common shares.

Additional information about the reverse stock split and reduction in authorized share capital can be found in the Company's proxy statement mailed to shareholders on or about December 6, 2018, a copy of which was furnished to the U.S. Securities and Exchange Commission (the "Commission") on December 7, 2018 on the Company's Report of Foreign Private Issuer on Form 6-K and is available on the Commission's website at www.sec.gov.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 3.4 years and time or bareboat charters‐in 11 product tankers (four MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616